U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

GRAND PERFECTA, INC.

(Exact name of registrant as specified in its charter)

Nevada	46-1779352
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

21st Floor, South Tower, New Pier Takeshiba,
1-16-1, Kaigan, Minato-ku, Tokyo, Japan	105-0022
(Address of principal executive offices)	(Zip/ Postal Code)

Registrant’s telephone number, including area code: +81-3-3436-4577

Facsimile number: +81-3-6403-8601

Copies to:

Mark E. Lehman

Nick Greenwood

Parsons Behle & Latimer

201 S. Main Street, Suite 1800

Salt Lake City, UT 84111

Tel: (801) 532-1234

Fax: (801) 536-6111

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 Par Value
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

TABLE OF CONTENTS

EXPLANATORY NOTE		1
FORWARD-LOOKING STATEMENTS		1

Item 2.	Financial Information.	7
Item 13.	Financial Statements and Supplementary Data.	23
SIGNATURES		24

EXPLANATORY NOTE

The purpose of this Amendment No. 3 to the registration statement of Grand Perfecta, Inc., on Form 10 (Amendment No. 3) filed with the Securities and Exchange Commission on June 15, 2015 (the “Form 10”), is to amend the information presented in the audited financial statements for the fiscal years ended July 31, 2014 and 2013, and the unaudited financial statements for the interim periods ended January 31, 2015 and 2014 (the “Form 10 Statements”), to reflect the impact of recognizing an unrecorded note payable owed by the Company based on its guarantee of the loan obligation of a vendor that occurred in a prior accounting period and was the subject of the Form 8-K filed by the Company on November 2, 2015. The restatement also reflects the related deferred tax impact of recognizing the note payable.

Concurrently with the filing of this Amendment, the Company is filing an amendment to its quarterly report on Form 10-Q for the interim period ended April 30, 2015.

Revisions to the Form 10 include the following:

(1)	Amendments to “Item 2. Financial Information” to reflect the restatement of our Form 10 Statements; and
(2)	Amendments to “Item 13. Financial Statements and Supplementary Data” to reflect the restatement of our Form 10 Statements.

Except for the events described above and in the footnotes to the Form 10 Statements, such financial statements are unchanged. In particular, this Amendment has not been updated to reflect any events that have occurred after the Form 10 was filed or to modify or update disclosures affected by other subsequent events, except where required by GAAP. Accordingly, forward-looking statements included in this Amendment represent management’s views as of the Form 10 filing date and should not be assumed to be accurate as of any date thereafter. This Amendment should be read in conjunction with the Company’s other filings with the SEC, together with any amendments to those filings.

FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this Registration Statement, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward looking statements we make. We have included important cautionary statements in this Registration Statement that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Registration Statement and the documents that we have filed as exhibits to this Registration Statement with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this Registration Statement are made as of the date of this Registration Statement, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

1

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at the end of this Registration Statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this Registration Statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should know that there are many factors, both within and outside our control, that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The forward-looking statements contained in this Registration Statement are made as of the date of this Registration Statement, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

Organization

In May 2012 Grand Perfecta completed an Agreement and Plan of Reorganization whereby it acquired 100% of the issued and outstanding shares of LinkBit for 25,000,000 common shares in a transaction accounted for as a recapitalization of LinkBit. In May 2013 the Company issued 272,668 shares in exchange for 100% of the issued and outstanding shares of Umajin HK.

Nature of Business

The Company is engaged in the business of aggregating, analyzing, and distributing horse racing information via various types of media, including the various websites owned and operated by LinkBit through its subsidiaries, and owned and operated by Umajin HK.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require that we make certain assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. On an ongoing basis, management evaluates its estimates, including those related to collection of receivables, impairment of goodwill, contingencies, litigation and income taxes. Management bases its estimates and judgments on historical experiences and on various other factors believed to be reasonable under the circumstances. Actual results under circumstances and conditions different than those assumed could result in material differences from the estimated amounts in the financial statements.  Our significant accounting policies are more fully described in the notes to our consolidated financial statements.

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of Grand Perfecta and its wholly-owned subsidiaries LinkBit and Umajin HK. The Company has determined that two affiliated entities, Space Cultivation Mobile and Japan Horse Circle, which LinkBit conducts business with are variable interest entities and that the Company is the primary beneficiary of each entity. As a result, the Company has consolidated the accounts of these variable interest entities into the accompanying consolidated financial statements. As the Company does not have any ownership interest in these variable interest entities, the Company has allocated the contributed capital from these variable interest entities as a component of noncontrolling interest. All intercompany balances and transactions have been eliminated in consolidation.

In the opinion of management, the unaudited financial statements for the six-month periods ended January 31, 2015 and 2014, and accompanying notes contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations for such periods. The results of operations for the six-month period ended January 31, 2015 are not necessarily indicative of the results to be expected for the year ending July 31, 2015.

Foreign Exchange

The Company’s primary operations are conducted in Japan and performed by its wholly owned subsidiaries LinkBit and Umajin HK. LinkBit’s functional currency is the Japanese Yen and Umajin HK’s functional currency is the Hong Kong Dollar.

The financial statements of each entity are prepared using the applicable functional currencies, and have been translated into U.S. dollars (“USD”). Assets and liabilities are translated into USD at the applicable exchange rates at period-end. Stockholders’ equity is translated using historical exchange rates. Revenue and expenses are translated at the average exchange rates for the period. Any translation adjustments are included as foreign currency translation adjustments in accumulated other comprehensive income in the Company’s stockholders’ equity.

2

The following rates were used to translate the accounts of LinkBit and Umajin HK into USD at the following balance sheet dates.

	Balance Sheet Dates
	January 31,	July 31,	July 31,
	2015	2014	2013

Japanese Yen to USD	0.0085	0.0098	0.0102
Hong Kong Dollars to USD	0.1290	0.1290	0.1289

The following rates were used to translate the accounts of LinkBit and Umajin HK into USD for the following operating periods.

	For the Six Months Ended		For the Year Ended
	January 31,	January 31,	July 31,	July 31,
	2015	2014	2014	2013

Japanese Yen to USD	0.0090	0.0100	0.0099	0.0113
Hong Kong Dollars to USD	0.1290	0.1290	0.1290	0.1289

Intangible Assets

The Company’s intangible assets include goodwill, which represents the excess of purchase price over tangible and intangible assets acquired, less liabilities assumed arising from business acquisitions. Goodwill is not amortized, but is reviewed for potential impairment on an annual basis at the reporting unit level. As required by the "Intangibles - Goodwill and Other" topic of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), the Company conducted an analysis of the goodwill on its single reporting unit using the Company. For the fiscal years ending July 31, 2014 and 2013, the assessment for impairment found that there is no impairment of goodwill. The Company has no accumulated impairment losses on goodwill.

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There was no impairment of assets identified during the year ended July 31, 2014 or 2013 or for the six months ended January 31, 2015 or 2014 (unaudited).

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 — Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity can access.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets

–	Quoted prices for identical or similar assets or liabilities in markets that are not active

–	Inputs other than quoted prices that are observable for the asset or liability

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 — Inputs that are unobservable and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows). The Company did not measure any financial instruments presented on the consolidated balance sheets at fair value on a recurring basis using significantly unobservable inputs (Level 3) as of July 31, 2014 or 2013.

3

The Company has determined that the book value of its outstanding financial instruments as of January 31, 2015 (unaudited), July 31, 2014 and 2013 approximates the fair value.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk include cash, accounts receivable, notes receivable, and amounts due from related parties. The Company maintains its cash in banks located in Japan and Hong Kong in financial institutions with high credit ratings. Substantially all of the Company’s revenues are generated from customers in Japan. The Company conducts periodic reviews of the financial condition and payment practices of its customers and note receivable holders. The Company has not experienced significant losses relating to these concentrations in the past.

Revenue Recognition

The Company’s revenue consists primarily of sales of comprehensive and informative horse racing literature subscriptions through multiple websites focusing on all aspects of the horse racing industry in Japan. Publication of horse racing digital magazines, providing support for print publications, and participating in other public events and media programs related to the horse racing industry do not generate significant revenue directly. These activities are undertaken for the purpose of increasing the number of horse racing fans and driving potential customers to our websites so as to hopefully eventually convert them to paying customers.

The Company recognizes revenue on arrangements in accordance with ASC 605, Revenue Recognition. Revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured. The majority of the Company’s revenue is generated by per-item sales. For all users, payment is received at the time of purchase. The Company recognizes revenue for per-item sales when the requested information is supplied to the user. For subscriptions that span a period of time, the Company recognizes revenue over the term of the subscription. Revenues are presented net of refunds, credits and known and estimated credit card chargebacks. The Company reports revenue net of any required taxes collected from customers and remitted to government authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority. Services purchased by customers in advance of the content being provided are recorded as deferred revenue.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 creates a new topic in the ASC Topic 606 and establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics, and expands and improves disclosures about revenue. In addition, ASU 2014-09 adds a new Subtopic to the Codification, ASC 340-40, Other Assets and Deferred Costs: Contracts with Customers, to provide guidance on costs related to obtaining a contract with a customer and costs incurred in fulfilling a contract with a customer that are not in the scope of another ASC Topic. The guidance in ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods therein. Early application is not permitted. Management is in the process of assessing the impact of ASU 2014-09 on the Company’s financial statements.

4

Results of Operations for the Six Months Ended January 31, 2015 and 2014

The following are the results of our operations for the six months ended January 31, 2015 as compared to the six months ended January 31, 2014:

	For the Six Months Ended
	January 31,	January 31,
	2015	2014	$ Change
	(Unaudited)	(Unaudited)

Net sales	$9,512,086	$11,770,121	$(2,258,035)
Total revenue	9,512,086	11,770,121	(2,258,035)

Operating Expenses:
Cost of sales	2,463,120	3,061,213	(598,093)
Depreciation expense	56,645	117,851	(61,206)
Advertising	453,844	686,390	(232,546)
Rent expense	416,658	410,102	6,556
Salaries and wages	2,760,283	2,603,463	156,820
Other general and administrative expenses	1,995,278	2,038,478	(43,200)
Total operating expenses	8,145,828	8,917,497	(771,669)

Income from operations	1,366,258	2,852,624	(1,486,366)

Other Income (Expense):
Other income (loss)	40,080	(20,121)	60,201
Gain on exchange	24,590	18,271	6,319
Interest income	7,022	9,732	(2,710)
Interest expense	(456,387)	(608,145)	151,758
Total other income (expense)	(384,695)	(600,263)	215,568

Net income before provision for income taxes	981,563	2,252,361	(1,270,798)
Provision for income taxes	490,782	1,125,334	(634,552)
Net income	$490,781	$1,127,027	$(636,246)

Net Sales

Our net sales consist primarily of information and other content relating to the horse racing industry in Japan sold to customers through our websites. Our net sales for the six months ended January 31, 2015 were $9,512,086, which represented a decrease of $2,258,035 from the same period in 2014. Net sales decreased in part due to an increase in the consumption tax rate, which increased from 5% as of January 31, 2014 to 8% as of January 31, 2015. We typically do not increase or decrease our sales prices due to fluctuations in the consumption tax rate. In addition, we planned to start a new service in late 2014, which was delayed until February 2015. The service, or brand, offers to customers physiological information and analysis on race horses from a well-known consultant. We expect this service to generate an increase in sales during future quarters.

Operating Expenses

Total operating expenses for the six months ended January 31, 2015 were $8,145,828, which represented a decrease of $771,669 from the same period in 2014. Operating expenses decreased primarily due to a decrease in cost of sales of $598,093, resulting primarily from a decrease in sales. However, our cost of sales decreased at a lower rate than the decrease in net sales for the period as many of our cost of sales, including the maintenance of websites, payments to information providers and television program support, are fixed in nature. In addition, we had a decrease in advertising costs of $232,546 resulting from a reduction in print advertising due to lower than expected response rates. These decreases were partially offset by an increase in salary and wages of $156,820 due to hiring of additional staff to manage expected increases in volume.

Other Income/ (Expenses)

Total other expense for the six months ended January 31, 2015 amounted to $384,695, which decreased by $215,568 as compared to the same period in 2014. Other expenses for the six months ended January 31, 2015 consisted primarily of interest expense of $456,387, which decreased by $151,758 from the same period in 2014 due to a reduction of the outstanding notes payable during the six months ended January 31, 2015. In addition, during the six months ended January 31, 2014, we also had a loss on the disposal of property and equipment of $22,759. We did not have any similar losses during the six months ended January 31, 2015.

5

Results of Operations for the Years Ended July 31, 2014 and 2013

The following are the results of our operations for the year ended July 31, 2014 compared to the year ended July 31, 2013:

	For the Year Ended
	July 31,	July 31,
	2014	2013	$ Change

Net sales	$22,233,442	$20,273,757	$1,959,685
Gross profit	22,233,442	20,273,757	1,959,685

Operating Expenses:
Cost of sales	6,858,818	5,380,112	1,478,706
Depreciation expense	238,487	471,491	(233,004)
Advertising	1,711,855	1,562,355	149,500
Rent expense	845,058	899,698	(54,640)
Salaries and wages	5,234,053	6,324,741	(1,090,688)
Other general and administrative expenses	4,326,663	4,496,854	(170,191)
Total operating expenses	19,214,934	19,135,251	79,683

Income from operations	3,018,508	1,138,506	1,880,002

Other Income (Expense):
Other income (loss)	9,861	39,694	(29,833)
Gain (loss) on exchange	32,116	38,341	(6,225)
Interest income	17,798	19,529	(1,731)
Interest expense	(1,190,842)	(1,452,592)	261,750
Total other income (expense)	(1,131,067)	(1,355,028)	223,961

Net income (loss) before provision for income taxes	1,887,441	(216,522)	2,103,963
Provision for income taxes	882,009	(15,135)	897,144
Net income (loss)	$1,005,432	$(201,387)	$1,206,819

Net Sales

Our net sales consist primarily of information and other content relating to the horse racing industry in Japan sold to customers through our websites. Our net sales for the year ended July 31, 2014 were $22,233,442, which represented an increase of $1,959,685 as compared to the year ended July 31, 2013. Net sales increased due to increased order volume from our websites during the year ended July 31, 2014 as compared to 2013.

Operating Expenses

Total operating expenses for the year ended July 31, 2014 were $19,214,934, which represented an increase of $79,683 as compared to the year ended July 31, 2013. Operating expenses increased primarily due to an increase in cost of sales of $1,478,706 as compared to the year ended July 31, 2013. Overall, our cost of sales increased as a result of the increase in net sales. However, cost of sales increased at a higher rate than the corresponding increase to net sales primarily due to a television program started in January 2013 which resulted in an increase to cost of sales of approximately $600,000 during the year ended July 31, 2014 as compared to the year ended July 31, 2013. The increase in cost of sales was offset partially by a decrease in salary and wages of $1,090,668 resulting from the decrease in director salaries as a cost cutting strategy. Depreciation expense also decreased by $233,004 due to the disposal of property and equipment in prior years which reduced the future depreciation amounts.

Other Income/ (Expenses)

Total other expense for the year ended July 31, 2014 amounted to $1,131,067, which decreased by $223,961 as compared to the year ended July 31, 2013. Other expenses for the year ended July 31, 2014 consisted primarily of interest expense of $1,190,842, which decreased by $261,750 from the year ended July 31, 2013 due to a reduction of the outstanding notes payable during the year.

6

Liquidity and Capital Resources

As of January 31, 2015, we had cash of $101,139 and a working capital deficit of $6,213,197 as compared to cash of $1,882,272 and a working capital deficit of $7,089,828 as at July 31, 2014. The decrease in cash as of January 31, 2015 was primarily the result of $2,940,000 in proceeds from sale of common stock received during the year ended July 31, 2014, of which a portion was used to fund the operating activities of the Company, as well as to pay down outstanding notes payable with higher interest rates during the six months ended January 31, 2015.

In March 2015, we issued a convertible debenture in the face amount of Japanese JPY200,000,000 (approximately US$1,665,279). The debenture accrues simple interest at the rate of 1% per annum and is payable annually on the anniversary date of issuance. The principal and interest on the debenture is due March 5, 2016, and may be prepaid, in whole or in part, by Grand Perfecta at any time upon 10 days advance notice. The principal and accrued interest of the debenture is convertible at the election of the holder to common stock of Grand Perfecta at the rate of one common share for JPY130.9. We intend to continue to improve our balance sheet by reducing short term liabilities and invest in promoting and expanding our services. The funds obtained through the debenture placement will facilitate that effort.

The funding received in March 2015 notwithstanding, we continue to have a significant working capital deficit that adversely affects our business by limiting the resources we have available to pursue the promotion of our subscription services and develop new subscription opportunities for potential users. At January 31, 2015, we had a working capital deficit of $6,213,197. Historically we have relied on extensions of note payment due dates and new debt financing to repay note obligations as they came due in order to continue operations. Going forward we will continue to use extensions and new debt financing, such as the recent debenture offering, to address note obligations that come due, endeavor to gradually reduce obligations with cash flow provided by operations, and pursue over the next 12 months equity financing that we can apply to debt reduction and business development. Nevertheless, the shortage of working capital adversely affects our ability to develop, sponsor, or participate in activities that promote our subscription services to prospective users and to develop new content, because a substantial portion of cash flow goes to reduce debt rather than to advance operating activities. There is no assurance that our plans for addressing our working capital shortages will be successful, and our failure to be reasonably successful should be expected to result in a significant contraction of our operations and potentially a failure of the business.

The following is a summary of our cash flows from operating, investing and financing activities for the six months ended January 31, 2015 and 2014, as well as the years ended July 31, 2014 and 2013.

	Six Months Ended
	January 31,	January 31,
	2015	2014
Cash flows from operating activities	$(445,613)	$1,191,145
Cash flows from investing activities	$293,067	$(406,967)
Cash flows from financing activities	$(1,473,232)	$(513,604)

	Year Ended
	July 31,	July 31,
	2014	2013
Cash flows from operating activities	$834,972	$388,607
Cash flows from investing activities	$(892,309)	$(573,796)
Cash flows from financing activities	$1,764,923	$334,992

Net cash flows used in operating activities for the six months ended January 31, 2015 amounted to $445,613, compared to cash flows provided by operating activities of $1,191,145 for the six months ended January 31, 2014. Net cash flows from operating activities were lower during the six months ended January 31, 2015 due primarily to a lower net income of $490,781, compared to net income of $1,127,027 for the six months ended January 31, 2014. Net cash provided by investing activities amounted to $293,067 for the six months ended January 31, 2015, compared to net cash used in investing activities of $406,967 for the six months ended January 31, 2014. The increase in cash flows provided by investing activities during the six months ended January 31, 2015 was due primarily to increased collections of notes receivables outstanding from related parties. Net cash used in financing activities for the six months ended January 31, 2015 amounted to $1,473,232, which represented payments made on outstanding notes payable, as compared to $513,604 during the six months ended January 31, 2014. During the six months ended January 31, 2015, we paid down additional notes payable using proceeds received during the year ended July 31, 2014 from the sale of common stock.

Net cash flows provided by operating activities for the year ended July 31, 2014 amounted to $834,972, as compared to $388,607 for the year ended July 31, 2013. The increase in cash provided by operating activities for the year ended July 31, 2014 was primarily due to a higher net income of $1,005,432, as compared to a net loss of $201,387 for the year ended July 31, 2013. Net cash used in investing activities for the year ended July 31, 2014 amounted to $892,309, compared to net cash used in investing activities of $573,796 for the year ended July 31, 2013. The increase in cash used in investing activities for the year ended July 31, 2014 was primarily the result of increased spending for notes receivable lending, net of collections made of previously outstanding balances. Net cash provided by financing activities for the year ended July 31, 2014 amounted to $1,764,923, as compared to $334,992 for the year ended July 31, 2013. During the year ended July 31, 2014, our net cash provided by financing activities consisted of proceeds of $2,940,000 from the sale of common stock, proceeds from notes payable borrowings of $2,571, less payments made on notes payable of $1,177,648. During the year ended July 31, 2013, we had no proceeds from the sale of stock, $1,698,864 in proceeds from notes payable borrowings, and $1,363,872 in cash used for the repayment of notes payable.

7

Description of Indebtedness

The following is a summary of our outstanding notes payable as of January 31, 2015, July 31, 2014 and July 31, 2013.

	January 31,	July 31,	July 31,
	2015	2014	2013
	(Unaudited)

Unsecured notes payable originally issued on September 30, 2009 and November 30, 2010, due in full on November 30, 2015, bearing interest at 3.5% per annum due monthly.	$115,039	$205,134	$442,150
Unsecured note payable issued on December 9, 2011, due on demand, bearing interest at 1% per annum due monthly.	–	–	90,553
Unsecured note payable issued on March 26, 2012, due on demand, bearing interest at 1% per annum due monthly.	850,000	980,000	1,020,000
Unsecured note payable issued on January 30, 2013, due on demand, bearing interest at 1% per annum due monthly.	425,000	490,000	510,000
Unsecured note payable issued on July 23, 2013, due on August 5, 2016, bearing interest at 1.2% per annum due monthly.	213,860	327,712	510,000
Unsecured note payable issued on September 30, 2013, due on September 30, 2014, bearing interest at 15% per annum due monthly.	–	784,000	1,020,000
Unsecured note payable issued on December 20, 2011, due on December 20, 2014, bearing interest at 15% per annum due monthly.	1,785,000	2,058,000	2,142,000
Unsecured note payable issued on June 28, 2013, due on October 31, 2015, bearing interest at 15% per annum due monthly.	–	196,000	204,000
Unsecured note payable issued on August 2, 2010, due on July 31, 2015, bearing interest at 12% per annum due monthly.	1,232,500	1,715,000	2,040,000
Unsecured note payable issued on January 20, 2011, due on January 31, 2015, bearing interest at 12% per annum due monthly.	1,700,000	1,960,000	2,040,000
Unsecured note payable issued on July 20, 2011, due on July 20, 2015, bearing interest at 12% per annum due monthly.	255,000	294,000	357,000
Unsecured note payable resulting from the Company co-signing for debt of a vendor in 2010. The note is due on demand, bearing interest at 18% per annum due monthly.	518,500	774,200	1,020,000
Unsecured notes payable, non-interest bearing, due on demand	50,641	58,527	59,293
Total notes payable	7,145,540	9,842,573	11,454,996
Less: current portion of notes payable	6,931,680	9,113,727	2,699,846
Long-term portion of notes payable	$213,860	$728,846	$8,755,150

Of the total debt outstanding of $9,842,573 as of July 31, 2014, $9,113,727 of the outstanding amounts are due within the next twelve months during the year ended July 31, 2015 and $728,846 are all due during the year ended July 31, 2016.

Item 13. Financial Statements and Supplementary Data

The financial statements and supplementary data are presented at the end of this registration statement starting with Index to Financial Statements on page F-1.

8

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2015

GRAND PERFECTA, INC. By: /s/ Shuya Watanabe Shuya Watanabe, Chief Executive Officer

9

Grand Perfecta, Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Grand Perfecta, Inc. and Subsidiaries
Kaigan Minato-ku Tokyo Japan

We have audited the accompanying consolidated balance sheets of Grand Perfecta, Inc. and Subsidiaries as of July 31, 2014 and 2013, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grand Perfecta, Inc. and Subsidiaries as of July 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The financial statements have been amended for (1) recognition of a note payable based on its guarantee of the loan obligation of a vendor; (2) consolidating two variable interest entities in which the Company is the primary beneficiary; and (3) the tax impact for the proceeding changes, as described in Note 12.

/s/ HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
March 16, 2015, except for Note 12 for

which the date is November 10, 2015

F-2

GRAND PERFECTA, INC.

CONSOLIDATED BALANCE SHEETS

	January 31,	July 31,	July 31,
	2015	2014	2013
	Restated	Restated	Restated
	(Unaudted)
Assets

Current assets
Cash	$101,139	$1,882,272	$168,223
Accounts receivable, net	1,054,252	634,455	411,303
Due from related parties	925,502	1,481,811	1,280,148
Current portion of notes receivable	1,353,628	1,682,327	1,259,531
Deferred tax assets, current portion	901,598	1,039,489	1,516,113
Prepaid expenses and other current assets	73,316	66,659	78,763
Total current assets	4,409,435	6,787,013	4,714,081

Property and equipment, net	282,872	376,055	557,271

Other assets
Long-term notes receivables, net of current portion	726,561	632,124	697,548
Deferred tax assets, long-term portion	201,881	232,757	96,809
Goodwill	6,561,188	7,549,434	7,853,432
Other assets	540,526	617,413	520,938
Total other assets	8,030,156	9,031,728	9,168,727
Total assets	$12,722,463	$16,194,796	$14,440,079

Liabilities and Stockholders' Equity (Deficit)

Current liabilities
Accounts payable and accrued expenses	$1,459,117	$2,617,037	$3,508,716
Deferred revenues	1,258,006	1,390,210	1,394,982
Current portion of notes payable	6,931,680	9,113,727	2,699,846
Taxes payable	973,829	755,867	418,888
Total current liabilities	10,622,632	13,876,841	8,022,432
Long-term portion of notes payable, net of current portion	213,860	728,846	8,755,150
Total liabilities	10,836,492	14,605,687	16,777,582

Commitments and contingencies

Stockholders' equity (deficit)
Preferred stock, $0.001 par value, 100,000,000 shares authorized, 100,000 shares issued and outstanding as of January 31, 2015 (unaudited), July 31, 2014 and 2013	100	100	100
Common stock, $0.001 par value, 500,000,000 shares authorized, 30,500,000, 30,500,000 and 27,500,000 shares issued and outstanding as of January 31, 2015 (unaudited), July 31, 2014 and 2013, respectively	30,500	30,500	27,500
Additional paid-in capital	4,121,034	4,121,034	1,285,120
Other comprehensive income	577,674	736,356	643,248
Accumulated deficit	(3,073,731)	(3,564,512)	(4,569,944)
Total GPI stockholders' equity (deficit)	1,655,577	1,323,478	(2,613,976)
Noncontrolling interest	230,394	265,631	276,473
Total stockholders' equity (deficit)	1,885,971	1,589,109	(2,337,503)
Total liabilities and stockholders' equity	$12,722,463	$16,194,796	$14,440,079

See accompanying notes to consolidated financial statements

F-3

GRAND PERFECTA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended		For the Year Ended
	January 31,	January 31,	July 31,	July 31,
	2015	2014	2014	2013
	Restated	Restated	Restated	Restated
	(Unaudited)	(Unaudited)

Net sales	$9,512,086	$11,770,121	$22,233,442	$20,273,757
Total revenues	9,512,086	11,770,121	22,233,442	20,273,757

Operating expenses:
Cost of sales	2,463,120	3,061,213	6,858,818	5,380,112
Depreciation expense	56,645	117,851	238,487	471,491
Advertising	453,844	686,390	1,711,855	1,562,355
Rent expense	416,658	410,102	845,058	899,698
Salaries and wages	2,760,283	2,603,463	5,234,053	6,324,741
Other general and administrative expenses	1,995,278	2,038,478	4,326,663	4,496,854
Total operating expenses	8,145,828	8,917,497	19,214,934	19,135,251

Income from operations	1,366,258	2,852,624	3,018,508	1,138,506

Other income (expense):
Other income (loss)	40,080	(20,121)	9,861	39,694
Gain (loss) on exchange	24,590	18,271	32,116	38,341
Interest income	7,022	9,732	17,798	19,529
Interest expense	(456,387)	(608,145)	(1,190,842)	(1,452,592)
Total other income (expense)	(384,695)	(600,263)	(1,131,067)	(1,355,028)

Net income (loss) before provision for income taxes	981,563	2,252,361	1,887,441	(216,522)
Provision for (benefit from) income taxes	490,782	1,125,334	882,009	(15,135)
Net income (loss)	$490,781	$1,127,027	$1,005,432	$(201,387)

Net income (loss) per share, basic and diluted	$0.02	$0.04	$0.04	$(0.01)
Weighted average number of common shares outstanding, basic and diluted	30,500,000	27,500,000	27,869,863	27,275,889

See accompanying notes to consolidated financial statements

F-4

GRAND PERFECTA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended		For the Year Ended
	January 31,	January 31,	July 31,	July 31,
	2015	2014	2014	2013
	Restated	Restated	Restated	Restated
	(Unaudited)	(Unaudited)

Net income (loss)	$490,781	$1,127,027	$1,005,432	$(201,387)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(158,682)	75,130	93,108	653,511
Total other comprehensive income, net of tax	(158,682)	75,130	93,108	653,511
Comprehensive income (loss)	332,099	1,202,157	1,098,540	452,124
Comprehensive income (loss) attributable to noncontrolling interest	(35,237)	(10,842)	(10,842)	(70,473)
Comprehensive income attributable to GPI stockholders	$296,862	$1,191,315	$1,087,698	$381,651

See accompanying notes to consolidated financial statements

F-5

GRAND PERFECTA, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

						Accumulated
					Additional	Other
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Interest	Total
Balance, July 31, 2012 (restated)	100,000	$100	27,227,332	$27,227	$1,252,673	$(10,263)	$(4,368,557)	$346,946	$(2,751,874)

Issuance of shares for acquisition of subsidiary	–	–	272,668	273	32,447	–	–	–	32,720
Foreign currency translation adjustment	–	–	–	–	–	653,511	–	(70,473)	583,038
Net loss (restated)	–	–	–	–	–	–	(201,387)	–	(201,387)
Balance, July 31, 2013 (restated)	100,000	100	27,500,000	27,500	1,285,120	643,248	(4,569,944)	276,473	(2,337,503)

Stock issued for cash	–	–	3,000,000	3,000	2,937,000	–	–	–	2,940,000
Capital withdrawal	–	–	–	–	(101,086)	–	–	–	(101,086)
Foreign currency translation adjustment	–	–	–	–	–	93,108	–	(10,842)	82,266
Net income (restated)	–	–	–	–	–	–	1,005,432	–	1,005,432
Balance, July 31, 2014 (restated)	100,000	100	30,500,000	30,500	4,121,034	736,356	(3,564,512)	265,631	1,589,109

Foreign currency translation adjustment	–	–	–	–	–	(158,682)	–	(35,237)	(193,919)
Net income (restated)	–	–	–	–	–	–	490,781	–	490,781
Balance, January 31, 2015 (unaudited) (restated)	100,000	$100	30,500,000	$30,500	$4,121,034	$577,674	$(3,073,731)	$230,394	$1,885,971

See accompanying notes to consolidated financial statements

F-6

GRAND PERFECTA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended		For the Year Ended
	January 31,	January 31,	July 31,	July 31,
	2015	2014	2014	2013
	Restated	Restated	Restated	Restated
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$490,781	$1,127,027	$1,005,432	$(201,387)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	56,645	117,851	238,487	471,491
Loss (gain) on sale of property and equipment	–	22,759	22,531	(56,745)
Provision for (benefit from) deferred taxes	–	–	280,255	(262,344)

Changes in operating assets and liabilities:
Accounts receivable	(533,577)	(113,543)	(241,720)	32,859
Prepaid expenses and other current assets	(15,995)	6,383	9,216	33,200
Other assets	(5,002)	(70,967)	(118,008)	675,447
Accounts payable and accrued expenses	(830,696)	(958,689)	(768,659)	(141,155)
Deferred revenue	55,282	196,280	50,443	(51,239)
Taxes payable	336,949	864,044	356,995	(111,520)

Net cash provided by (used in) operating activities	(445,613)	1,191,145	834,972	388,607

Cash flows from investing activities
Proceeds from sale of property and equipment	–	–	–	177,975
Purchase of property and equipment	(10,800)	(75,115)	(100,031)	(20,153)
Proceeds (payments) for lending to related parties, net	380,903	(273,257)	(328,684)	(488,390)
Proceeds from collection of notes receivables	111,800	194,555	302,689	498,628
Payments for notes receivable lending	(188,836)	(253,150)	(770,940)	(419,042)
Proceeds from acquisition of subsidiary	–	–	4,657	4,773
Purchase of investment units	–	–	–	113
Sale of investment units	–	–	–	(327,700)
Net cash provided by (used in) investing activities	293,067	(406,967)	(892,309)	(573,796)

Cash flows from financing activities
Proceeds from sale of stock	–	–	2,940,000	–
Proceeds from notes payable	–	183	2,571	1,698,864
Payments on note payable	(1,473,232)	(513,787)	(1,177,648)	(1,363,872)

Net cash provided by (used in) financing activities	(1,473,232)	(513,604)	1,764,923	334,992

Effect of exchange rate fluctuations on cash	(155,355)	(11,573)	6,463	(21,692)

Net change in cash	(1,781,133)	259,001	1,714,049	128,111
Cash, beginning of the period	1,882,272	168,223	168,223	40,112
Cash, end of the period	$101,139	$427,224	$1,882,272	$168,223

Supplemental disclosure of cash flow information:
Interest paid	$456,387	$608,145	$1,190,842	$1,452,592
Income taxes paid	$153,833	$261,290	$247,696	$358,729

See accompanying notes to consolidated financial statements

F-7

GRAND PERFECTA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

Organization

Grand Perfecta, Inc. (“Grand Perfecta” or “GPI”) was incorporated in the State of Nevada on March 25, 2002, as STI Holdings, Inc. (“STI”). On May 12, 2012, the Company completed an Agreement and Plan of Reorganization whereby it acquired 100% of the issued and outstanding shares of Link Bit Consulting Co, Ltd. (“LinkBit” or the “Company”), a Japanese corporation, for 25,000,000 common shares in a transaction accounted for as a recapitalization of LinkBit. Effective March 29, 2013, STI amended its Articles of Incorporation to change its name to Grand Perfecta, Inc. On May 27, 2013, the Company issued 272,668 shares in exchange for 100% of the issued and outstanding shares of Umajin Hong Kong Ltd. (“Umajin HK”), a Hong Kong corporation that maintains an office in Hong Kong. The operations of Grand Perfecta, LinkBit and Umajin HK are collectively referred to as the “Company.”

Nature of Business

The Company is engaged in the business of transmitting and providing horse racing information via various types of media, including multiple websites owned and operated by the wholly owned subsidiaries of LinkBit and Umajin HK.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of Grand Perfecta and its wholly-owned subsidiaries LinkBit and Umajin HK. The Company has determined that two affiliated entities, Space Cultivation Mobile and Japan Horse Circle, which LinkBit conducts business with are variable interest entities and that the Company is the primary beneficiary of each entity. As a result, the Company has consolidated the accounts of these variable interest entities into the accompanying consolidated financial statements. As the Company does not have any ownership interest in these variable interest entities, the Company has allocated the contributed capital from these variable interest entities as a component of noncontrolling interest. All intercompany balances and transactions have been eliminated in consolidation.

In the opinion of management, the unaudited financial statements for the six-month periods ended January 31, 2015 and 2014, and accompanying notes contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations for such periods. The results of operations for the six-month period ended January 31, 2015 are not necessarily indicative of the results to be expected for the year ending July 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Amounts could materially change in the future.

Foreign Exchange

The Company’s primary operations are conducted in Japan and performed by its wholly owned subsidiaries LinkBit and Umajin HK. LinkBit’s functional currency is the Japanese Yen and Umajin HK’s functional currency is the Hong Kong Dollar.

The financial statements of each entity are prepared using the applicable functional currencies, and have been translated into U.S. dollars (“USD”). Assets and liabilities are translated into USD at the applicable exchange rates at period-end. Stockholders’ equity is translated using historical exchange rates. Revenue and expenses are translated at the average exchange rates for the period. Any translation adjustments are included as foreign currency translation adjustments in accumulated other comprehensive income in the Company’s stockholders’ equity.

The following rates were used to translate the accounts of LinkBit and Umajin HK into USD at the following balance sheet dates.

	Balance Sheet Dates
	January 31,	July 31,	July 31,
	2015	2014	2013

Japanese Yen to USD	0.0085	0.0098	0.0102
Hong Kong Dollars to USD	0.1290	0.1290	0.1289

F-8

The following rates were used to translate the accounts of LinkBit and Umajin HK into USD for the following operating periods.

	For the Six Months Ended		For the Year Ended
	January 31,	January 31,	July 31,	July 31,
	2015	2014	2014	2013

Japanese Yen to USD	0.0090	0.0100	0.0099	0.0113
Hong Kong Dollars to USD	0.1290	0.1290	0.1290	0.1289

Cash and Cash Equivalents

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents as of January 31, 2015 (unaudited), July 31, 2014 and 2013.

Accounts Receivable

Accounts receivable are carried at net realizable value, representing the outstanding balance less an allowance for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering each customer's financial condition and credit history, as well as current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company had no allowance for doubtful accounts as of January 31, 2015 (unaudited), July 31, 2014 and 2013.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives once the individual assets are placed in service. Estimated useful lives for the assets are as follows.

Buildings and fixtures	8 - 43 years
Autos and trucks	2 - 6 years
Tools and equipment	4 - 10 years
Computer software	5 years

Intangible Assets

The Company’s intangible assets include goodwill, which represents the excess of purchase price over tangible and intangible assets acquired, less liabilities assumed arising from business acquisitions.  Goodwill is not amortized, but is reviewed for potential impairment on an annual basis at the reporting unit level.  As required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-20, the Company conducted an analysis of the goodwill on its single reporting unit using the Company. For the fiscal years ending July 31, 2014 and 2013, the assessment for impairment found that there is no impairment of goodwill. The Company has no accumulated impairment losses on goodwill.

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There was no impairment of assets identified during the year ended July 31, 2014 and 2013, or during the six months ended January 31, 2015 and 2014 (unaudited).

F-9

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 — Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity can access.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets

–	Quoted prices for identical or similar assets or liabilities in markets that are not active

–	Inputs other than quoted prices that are observable for the asset or liability

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 — Inputs that are unobservable and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The Company has determined that the book value of its outstanding financial instruments as of January 31, 2015 (unaudited), July 31, 2014 and 2013 approximates the fair value.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk include cash, accounts receivable, notes receivable, and amounts due from related parties. The Company maintains its cash in banks located in Japan and Hong Kong in financial institutions with high credit ratings. Substantially all of the Company’s revenues are generated from customers in Japan. The Company conducts periodic reviews of the financial condition and payment practices of its customers and note receivable holders. The Company has not experienced significant losses relating to these concentrations in the past.

Revenue Recognition

The Company’s revenue consists primarily of sales of comprehensive and informative horse racing literature subscriptions through multiple websites focusing on all aspects of the horse racing industry in Japan. Publication of horse racing digital magazines, providing support for print publications, and participating in other public events and media programs related to the horse racing industry do not generate significant revenue directly. These activities are undertaken for the purpose of increasing the number of horse racing fans and driving potential customers to our websites so as to hopefully eventually convert them to paying customers.

The Company recognizes revenue on arrangements in accordance with ASC 605, Revenue Recognition. Revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured. The majority of the Company’s revenue is generated by per-item sales. For all users, payment is received at the time of purchase. The Company recognizes revenue for per-item sales when the requested information is supplied to the user. For subscriptions that span a period of time, the Company recognizes revenue over the term of the subscription. Revenues are presented net of refunds, credits and known and estimated credit card chargebacks. The Company reports revenue net of any required taxes collected from customers and remitted to government authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority. Rights to content purchased by customers in advance of the content being provided are recorded as deferred revenue.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

F-10

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs incurred amounted to $1,711,855 and $1,562,355 for the years ended July 31, 2014 and 2013, respectively. Advertising costs incurred amounted to $453,844 (unaudited) and $686,390 (unaudited) for the six months ended January 31, 2015 and 2014, respectively.

Basic and Diluted Earnings Per Share

In accordance with ASC 260, Earnings Per Share, the basic income per common share is computed by dividing the net income available to common stockholders after preferred stock dividends, by the weighted average common shares outstanding during the period.  Diluted earnings per share reflect per share amounts that would have resulted if diluted potential common stock had been converted to common stock. The Company had no common stock equivalents outstanding during the years ended July 31, 2014 or 2013, or during the six months ended January 31, 2015 (unaudited) or January 31, 2014 (unaudited). As a result, the basic and diluted earnings per share were the same for each of the periods presented.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 creates a new topic in the ASC Topic 606 and establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics, and expands and improves disclosures about revenue. In addition, ASU 2014-09 adds a new Subtopic to the Codification, ASC 340-40, Other Assets and Deferred Costs: Contracts with Customers, to provide guidance on costs related to obtaining a contract with a customer and costs incurred in fulfilling a contract with a customer that are not in the scope of another ASC Topic. The guidance in ASU 2014-09 is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods therein. Early application is not permitted. Management is in the process of assessing the impact of ASU 2014-09 on the Company’s financial statements.

3.  PROPERTY AND EQUIPMENT, NET

The Company’s property and equipment consisted of the following.

	January 31,	July 31,	July 31,
	2015	2014	2013
	(Unaudited)

Buildings and fixtures	$235,986	$272,079	$283,184
Autos and trucks	309,057	356,324	351,346
Tools and equipment	514,861	569,152	593,478
Computer software	1,353,293	1,560,267	1,623,952
Horses	24,853	41,347	30,794

	2,438,050	2,799,169	2,882,754

Less: accumulated depreciation	(2,155,178)	(2,423,114)	(2,325,483)

	$282,872	$376,055	$557,271

Depreciation expense amounted to $234,873 and $471,491 for the year ended July 31, 2014 and 2013, respectively. Depreciation expense amounted to $56,645 (unaudited) and $117,851 (unaudited) for the six months ended January 31, 2015 and 2014, respectively.

4.  DUE FROM RELATED PARTIES

The Company made short-term revolving advances to executive officers, directors and other related parties. All loans are unsecured and due within one year of the issuance date, and earn interest at rates ranging from 0% to 3% per annum. The total amounts outstanding from related parties amounted to $952,502 (unaudited), $1,481,811 and $1,280,148 as of January 31, 2015, July 31, 2014 and 2013, respectively.

F-11

Of the total related party receivables, the amounts outstanding directly from officers and directors amounted to $551,883 (unaudited), $1,144,647 and $1,074,062 as of January 31, 2015, July 31, 2014 and July 31, 2013. Subsequent to the year ended July 31, 2014, the Company settled the amounts due directly from officers and directors of the Company in full (see Note 11).

The remaining outstanding receivables, amounting to $373,619 (unaudited), $337,164 and $206,086 as of January 31, 2015, July 31, 2014 and July 31, 2013 represented amounts outstanding from a related party entity owned by one of the directors of the Company.

Management considers all of these outstanding advances to be fully collectible and has determined that no allowance is necessary.

5.  NOTES RECEIVABLE

The Company’s outstanding notes receivable consist of unsecured advances, including interest ranging from 0% to 8% per annum, payable in full on dates extending through 2039. As of January 31, 2015, July 31, 2014 and 2013, the Company had total outstanding notes receivable of $2,080,189 (unaudited), $2,314,451 and $1,957,079, respectively. The portion of these outstanding notes receivables that were either due on demand or had scheduled due dates within one year amounted to $1,353,628 (unaudited), $1,682,327 and $1,259,531 as of January 31, 2015, July 31, 2014 and 2013, respectively.

The future scheduled maturities of outstanding notes receivables as of July 31, 2014 based on contractual due dates are as follows.

Year Ended
July 31,

2015	$1,682,327
2016	–
2017	–
2018	–
2019	13,442
Thereafter	618,682
Total	$2,314,451

6.  GOODWILL

The Company has recorded goodwill relating to the purchase of Media 21, Inc. in 2011, as well as the acquisition of Umajin HK on May 27, 2013. The following is a summary of the activity relating to goodwill for the years ended July 31, 2013 and 2014, as well as the six months ended January 31, 2015 (unaudited):

Balance as of July 31, 2012	$9,730,422
Acquisition of Umajin HK	99,477
Foreign currency translation adjustment	(1,976,467)
Balance as of July 31, 2013	7,853,432
Foreign currency translation adjustment	(303,998)
Balance as of July 31, 2014	7,549,434
Foreign currency translation adjustment	(988,246)
Balance as of January 31, 2015 (unaudited)	$6,561,188

The Company’s acquisition of Umajin HK on May 27, 2013 generated goodwill of $99,502 resulting from the issuance of 272,668 shares of common stock worth $32,720, as well as the assumption of $66,782 of net liabilities.

F-12

7.  NOTES PAYABLE

A summary of the Company’s outstanding notes payable is as follows:

	January 31,	July 31,	July 31,
	2015	2014	2013
	(Unaudited)

Unsecured notes payable originally issued on September 30, 2009 and November 30, 2010, due in full on November 30, 2015, bearing interest at 3.5% per annum due monthly.	$115,039	$205,134	$442,150
Unsecured note payable issued on December 9, 2011, due on demand, bearing interest at 1% per annum due monthly.	–	–	90,553
Unsecured note payable issued on March 26, 2012, due on demand, bearing interest at 1% per annum due monthly.	850,000	980,000	1,020,000
Unsecured note payable issued on January 30, 2013, due on demand, bearing interest at 1% per annum due monthly.	425,000	490,000	510,000
Unsecured note payable issued on July 23, 2013, due on August 5, 2016, bearing interest at 1.2% per annum due monthly.	213,860	327,712	510,000
Unsecured note payable issued on September 30, 2013, due on September 30, 2014, bearing interest at 15% per annum due monthly.	–	784,000	1,020,000
Unsecured note payable issued on December 20, 2011, due on December 20, 2014, bearing interest at 15% per annum due monthly.	1,785,000	2,058,000	2,142,000
Unsecured note payable issued on June 28, 2013, due on October 31, 2015, bearing interest at 15% per annum due monthly.	–	196,000	204,000
Unsecured note payable issued on August 2, 2010, due on July 31, 2015, bearing interest at 12% per annum due monthly.	1,232,500	1,715,000	2,040,000
Unsecured note payable issued on January 20, 2011, due on January 31, 2015, bearing interest at 12% per annum due monthly.	1,700,000	1,960,000	2,040,000
Unsecured note payable issued on July 20, 2011, due on July 20, 2015, bearing interest at 12% per annum due monthly.	255,000	294,000	357,000
Unsecured note payable resulting from the Company co-signing for debt of a vendor in 2010. The note is due on demand, bearing interest at 18% per annum due monthly.	518,500	774,200	1,020,000
Unsecured notes payable, non-interest bearing, due on demand	50,641	58,527	59,293
Total notes payable	7,145,540	9,842,573	11,454,996
Less: current portion of notes payable	6,931,680	9,113,727	2,699,846
Long-term portion of notes payable	$213,860	$728,846	$8,755,150

Future scheduled maturities of long-term debt are as follows:

Year Ended
July 31,

2015	$9,113,727
2016	728,846
Total	$9,842,573

8.  STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue up to 100,000,000 shares of preferred stock with a par value of $0.001, with 100,000 shares designated as Series A Preferred Stock. The Series A Preferred Stock receive a 10 to 1 voting preference over common stock. Accordingly, for every share of Series A Preferred Stock held, the holder receives the voting rights equal to 10 shares of common stock. As such, the holders of the Series A Preferred Stock have the equivalent voting capability of 1,000,000 shares of common stock. The Series A Preferred Stock also has a $0.05 per share liquidation preference over common stock, and can be redeemed by the Company at any time, upon thirty days’ notice, for $0.05 per share.

The Company had 100,000 shares of Series A Preferred Stock issued and outstanding as of July 31, 2014 and 2013.

Common Stock Transactions

During the year ended July 31, 2014, the Company sold 3,000,000 common shares of stock for cash proceeds of $2,940,000. There were no such transactions during the year ended July 31, 2013.

F-13

On May 27, 2013, the Company issued 272,668 common shares to Hideaki Takahashi, the sole shareholder of Umajin HK, in exchange for 100% of the issued and outstanding shares of Umajin HK, a Hong Kong corporation. Subsequent to this transaction, Umajin HK, became a wholly owned subsidiary of Grand Perfecta.

9.  INCOME TAXES

The Company records its deferred taxes under the liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consisted of the following as of July 31, 2014 and 2013.

	July 31,	July 31,
	2014	2013
Deferred tax assets:
Commission expenses	$285,443	$148,861
Allowance for doubtful accounts	37,839	387,322
Deposits	515,907	522,539
Accrued salary	90,528	87,352
Other	397,065	520,946

Deferred tax liabilities:
Depreciation	(22,413)	(20,543)
Others	(1,850)	(2,046)

Valuation allowance	(30,273)	(31,509)

Net deferred tax assets	$1,272,246	$1,612,922

The income tax provision differs from the amount of income tax determined by applying the Japanese income tax rate to pretax income from continuing operations for the years ended July 31, 2014 and 2013 due to the following.

	July 31,	July 31,
	2014	2013
Income tax (benefit) based on book income at Japanese statutory rate	$751,503	$(75,823)
Entertainment expense	136,953	140,820
Additional taxes	1,611	25,414
Tax loss carry-forwards utilized only for local tax	(53,424)	(141,077)
Tax rate difference between current tax and Deferred tax assets	56,329	13,490
Others	(10,963)	22,041
Total income tax provision (benefit)	$882,009	$(15,135)

F-14

10.  COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its corporate headquarters in Toyko Japan, as well as the administrative offices of Umajin HK in Hong Kong under operating leases extending through August 31, 2015. The Company incurred rent expense of $845,058 and $899,698 for the years ended July 31, 2014 and 2013, respectively. The Company incurred rent expense of $416,658 (unaudited) and $410,102 (unaudited) for the six months ended January 31, 2015 and 2014, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows.

Years ending July 31,

2015	$465,724
2016	38,011
Total	$503,735

Litigation

In the ordinary course of business, the Company may be or has been involved in legal proceedings from time to time. As of the date of this annual report, there have been no material legal proceedings relating to the Company.

11.  SUBSEQUENT EVENTS

In March 2015, the Company settled the entire amount of the outstanding balances due directly from officers or directors of the Company as of July 31, 2014 of $1,144,647 (see Note 4).

On March 5, 2015, the Company entered into a convertible note agreement for total principal borrowings of $1,680,000. The amounts are due one year after the issuance of the note on March 5, 2015, and bear interest at a rate of 1% per annum. At the option of the debt holder, beginning 40 days after the issuance of the note, the debt holder may convert the outstanding balance of the note into shares of the Company’s common stock at a conversion rate equal to one share per $1.10 of outstanding principal and accrued interest.

12.  RESTATEMENT

The accompanying consolidated financial statements as of January 31, 2015 (unaudited), July 31, 2014 and 2013, and for the six months ended January 31, 2015 and 2014 (unaudited) have been restated. The restatement reflects the impact of recognizing an unrecorded note payable owed by the Company based on its guarantee of the loan obligation of a vendor that occurred in a prior accounting period and was the subject of the Form 8-K filed by the Company on November 2, 2015. The restatement also reflects the related deferred tax impact of recognizing the note payable.

The Company has also made additional adjustments for consolidating two variable interest entities in which the Company is the primary beneficiary that were not consolidated in the reported periods. The impact of the consolidation is not significant in relation to the Company’s financial condition or results of operations for the reported periods.

F-15

The following is the impact of the restatements on the consolidated balance sheet as of January 31, 2015.

	As Originally
	Reported	As Restated
	January 31,	January 31,	Restatement
	2015	2015	Adjustments
	(Unaudted)	(Unaudted)
Assets

Current assets
Cash	$97,872	$101,139	$3,267
Accounts receivable, net	1,057,888	1,054,252	(3,636)
Due from related parties	925,502	925,502	–
Current portion of notes receivable	1,523,722	1,353,628	(170,094)
Deferred tax assets, current portion	652,404	901,598	249,194
Prepaid expenses and other current assets	73,316	73,316	–
Total current assets	4,330,704	4,409,435	78,731

Property and equipment, net	281,313	282,872	1,559

Other assets
Long-term notes receivables, net of current portion	556,561	726,561	170,000
Deferred tax assets, long-term portion	201,881	201,881	–
Goodwill	6,561,188	6,561,188	–
Other assets	534,151	540,526	6,375
Total other assets	7,853,781	8,030,156	176,375
Total assets	$12,465,798	$12,722,463	$256,665

Liabilities and Stockholders' Equity (Deficit)

Current liabilities
Accounts payable and accrued expenses	$1,449,801	$1,459,117	$9,316
Deferred revenues	1,258,006	1,258,006	–
Current portion of notes payable	6,413,180	6,931,680	518,500
Taxes payable	856,374	973,829	117,455
Total current liabilities	9,977,361	10,622,632	645,271
Long-term portion of notes payable, net of current portion	213,860	213,860	–
Total liabilities	10,191,221	10,836,492	645,271

Commitments and contingencies

Stockholders' equity (deficit)
Preferred stock, $0.001 par value, 100,000,000 shares authorized, 100,000 shares issued and outstanding as of January 31, 2015 (unaudited), July 31, 2014 and 2013	100	100	–
Common stock, $0.001 par value, 500,000,000 shares authorized, 30,500,000, 30,500,000 and 27,500,000 shares issued and outstanding as of January 31, 2015 (unaudited), July 31, 2014 and 2013, respectively	30,500	30,500	–
Additional paid-in capital	4,121,034	4,121,034	–
Other comprehensive income	207,243	577,674	370,431
Accumulated deficit	(2,123,444)	(3,073,731)	(950,287)
Total GPI stockholders' equity (deficit)	2,235,433	1,655,577	(579,856)
Noncontrolling interest	39,144	230,394	191,250
Total stockholders' equity (deficit)	2,274,577	1,885,971	(388,606)
Total liabilities and stockholders' equity	$12,465,798	$12,722,463	$256,665

F-16

The following is the impact of the restatement on the consolidated statement of operations for the six months ended January 31, 2015.

	For the Six Months Ended
	As Originally
	Reported	As Restated
	January 31,	January 31,	Restatement
	2015	2015	Adjustments
	(Unaudited)	(Unaudited)

Net sales	$9,512,086	$9,512,086	$–
Total revenues	9,512,086	9,512,086	–

Operating expenses:
Cost of sales	2,463,120	2,463,120	–
Depreciation expense	56,645	56,645	–
Advertising	453,844	453,844	–
Rent expense	416,658	416,658	–
Salaries and wages	2,760,283	2,760,283	–
Other general and administrative expenses	1,995,276	1,995,278	2
Total operating expenses	8,145,826	8,145,828	2

Income from operations	1,366,260	1,366,258	(2)

Other income (expense):
Other income (loss)	40,080	40,080	–
Gain (loss) on exchange	24,590	24,590	–
Interest income	7,022	7,022	–
Interest expense	(618,387)	(456,387)	162,000
Total other income (expense)	(546,695)	(384,695)	162,000

Net income before provision for income taxes	819,565	981,563	161,998
Provision for (benefit from) income taxes	366,473	490,782	124,309
Net income	$453,092	$490,781	$37,689

Net income per share, basic and diluted	$0.01	$0.02	$0.00
Weighted average number of common
shares outstanding, basic and diluted	30,500,000	30,500,000

F-17

The following is the impact of the restatement on the consolidated statement of operations for the six months ended January 31, 2014.

	For the Six Months Ended
	As Originally
	Reported	As Restated
	January 31,	January 31,	Restatement
	2014	2014	Adjustments
	(Unaudited)	(Unaudited)

Net sales	$11,770,121	$11,770,121	$–
Total revenues	11,770,121	11,770,121	–

Operating expenses:
Cost of sales	3,061,213	3,061,213	–
Depreciation expense	117,851	117,851	–
Advertising	686,390	686,390	–
Rent expense	410,102	410,102	–
Salaries and wages	2,603,463	2,603,463	–
Other general and administrative expenses	2,038,472	2,038,478	6
Total operating expenses	8,917,491	8,917,497	6

Income from operations	2,852,630	2,852,624	(6)

Other income (expense):
Other income (loss)	(20,121)	(20,121)	–
Gain (loss) on exchange	18,271	18,271	–
Interest income	9,732	9,732	–
Interest expense	(638,145)	(608,145)	30,000
Total other income (expense)	(630,263)	(600,263)	30,000

Net income before provision for income taxes	2,222,367	2,252,361	29,994
Provision for (benefit from) income taxes	1,125,334	1,125,334	–
Net income	$1,097,033	$1,127,027	$29,994

Net income per share, basic and diluted	$0.04	$0.04	$(0.00)
Weighted average number of common
shares outstanding, basic and diluted	27,500,000	30,500,000

F-18

The following is the impact of the restatements on the consolidated balance sheet as of July 31, 2014.

	As Originally
	Reported	As Restated
	July 31,	July 31,	Restatement
	2014	2014	Adjustments

Assets

Current assets
Cash	$1,880,494	$1,882,272	$1,778
Accounts receivable, net	635,450	634,455	(995)
Due from related parties	1,481,811	1,481,811	–
Current portion of notes receivable	1,682,327	1,682,327	–
Deferred tax assets, current portion	752,183	1,039,489	287,306
Prepaid expenses and other current assets	66,661	66,659	(2)
Total current assets	6,498,926	6,787,013	288,087

Property and equipment, net	374,257	376,055	1,798

Other assets
Long-term notes receivables, net of current portion	632,124	632,124	–
Deferred tax assets, long-term portion	232,757	232,757	–
Goodwill	7,549,434	7,549,434	–
Other assets	610,063	617,413	7,350
Total other assets	9,024,378	9,031,728	7,350
Total assets	$15,897,561	$16,194,796	$297,235

Liabilities and Stockholders' Equity (Deficit)

Current liabilities
Accounts payable and accrued expenses	$2,605,935	$2,617,037	$11,102
Deferred revenues	1,390,210	1,390,210	–
Current portion of notes payable	8,339,527	9,113,727	774,200
Taxes payable	754,855	755,867	1,012
Total current liabilities	13,090,527	13,876,841	786,314
Long-term portion of notes payable, net of current portion	728,846	728,846	–
Total liabilities	13,819,373	14,605,687	786,314

Commitments and contingencies

Stockholders' equity (deficit)
Preferred stock, $0.001 par value, 100,000,000 shares authorized, 100,000 shares issued and outstanding as of January 31, 2015 (unaudited), July 31, 2014 and 2013	100	100	–
Common stock, $0.001 par value, 500,000,000 shares authorized, 30,500,000, 30,500,000 and 27,500,000 shares issued and outstanding as of January 31, 2015 (unaudited), July 31, 2014 and 2013, respectively	30,500	30,500	–
Additional paid-in capital	4,121,034	4,121,034	–
Other comprehensive income	457,959	736,356	278,397
Accumulated deficit	(2,576,536)	(3,564,512)	(987,976)
Total GPI stockholders' equity (deficit)	2,033,057	1,323,478	(709,579)
Noncontrolling interest	45,131	265,631	220,500
Total stockholders' equity (deficit)	2,078,188	1,589,109	(489,079)
Total liabilities and stockholders' equity	$15,897,561	$16,194,796	$297,235

F-19

The following is the impact of the restatement on the consolidated statement of operations for the year months ended July 31, 2014.

	For the Year Ended
	As Originally
	Reported	As Restated
	July 31,	July 31,	Restatement
	2014	2014	Adjustments

Net sales	$22,233,442	$22,233,442	$–
Total revenues	22,233,442	22,233,442	–

Operating expenses:
Cost of sales	6,858,818	6,858,818	–
Depreciation expense	234,873	238,487	3,614
Advertising	1,711,855	1,711,855	–
Rent expense	845,058	845,058	–
Salaries and wages	5,234,053	5,234,053	–
Other general and administrative expenses	4,432,440	4,326,663	(105,777)
Total operating expenses	19,317,097	19,214,934	(102,163)

Income from operations	2,916,345	3,018,508	102,163

Other income (expense):
Other income (loss)	6,883	9,861	2,978
Gain (loss) on exchange	32,116	32,116	–
Interest income	17,785	17,798	13
Interest expense	(1,398,742)	(1,190,842)	207,900
Total other income (expense)	(1,341,958)	(1,131,067)	210,891

Net income before provision for income taxes	1,574,387	1,887,441	313,054
Provision for (benefit from) income taxes	781,889	882,009	100,120
Net income	$792,498	$1,005,432	$212,934

Net income per share, basic and diluted	$0.03	$0.04	$0.01
Weighted average number of common
shares outstanding, basic and diluted	27,869,863	27,869,863

F-20

The following is the impact of the restatements on the consolidated balance sheet as of July 31, 2013.

	As Originally
	Reported	As Restated
	July 31,	July 31,	Restatement
	2013	2013	Adjustments

Assets

Current assets
Cash	$160,525	$168,223	$7,698
Accounts receivable, net	549,151	411,303	(137,848)
Due from related parties	1,280,148	1,280,148	–
Current portion of notes receivable	1,264,625	1,259,531	(5,094)
Deferred tax assets, current portion	1,113,927	1,516,113	402,186
Prepaid expenses and other current assets	78,765	78,763	(2)
Total current assets	4,447,141	4,714,081	266,940

Property and equipment, net	554,305	557,271	2,966

Other assets
Long-term notes receivables, net of current portion	697,548	697,548	–
Deferred tax assets, long-term portion	96,809	96,809	–
Goodwill	7,853,432	7,853,432	–
Other assets	510,658	520,938	10,280
Total other assets	9,158,447	9,168,727	10,280
Total assets	$14,159,893	$14,440,079	$280,186

Liabilities and Stockholders' Equity (Deficit)

Current liabilities
Accounts payable and accrued expenses	$3,497,160	$3,508,716	$11,556
Deferred revenues	1,394,982	1,394,982	–
Current portion of notes payable	1,703,650	2,699,846	996,196
Taxes payable	418,025	418,888	863
Total current liabilities	7,013,817	8,022,432	1,008,615
Long-term portion of notes payable, net of current portion	8,755,150	8,755,150	–
Total liabilities	15,768,967	16,777,582	1,008,615

Commitments and contingencies

Stockholders' equity (deficit)
Preferred stock, $0.001 par value, 100,000,000 shares authorized, 100,000 shares issued and outstanding as of January 31, 2015 (unaudited), July 31, 2014 and 2013	100	100	–
Common stock, $0.001 par value, 500,000,000 shares authorized, 30,500,000, 30,500,000 and 27,500,000 shares issued and outstanding as of January 31, 2015 (unaudited), July 31, 2014 and 2013, respectively	27,500	27,500	–
Additional paid-in capital	1,285,120	1,285,120	–
Other comprehensive income	400,267	643,248	242,981
Accumulated deficit	(3,369,034)	(4,569,944)	(1,200,910)
Total GPI stockholders' equity (deficit)	(1,656,047)	(2,613,976)	(957,929)
Noncontrolling interest	46,973	276,473	229,500
Total stockholders' equity (deficit)	(1,609,074)	(2,337,503)	(728,429)
Total liabilities and stockholders' equity	$14,159,893	$14,440,079	$280,186

F-21

The following is the impact of the restatement on the consolidated statement of operations for the year months ended July 31, 2013.

	For the Year Ended
	As Originally
	Reported	As Restated
	July 31,	July 31,	Restatement
	2013	2013	Adjustments

Net sales	$20,273,757	$20,273,757	$–
Total revenues	20,273,757	20,273,757	–

Operating expenses:
Cost of sales	5,380,112	5,380,112	–
Depreciation expense	466,656	471,491	4,835
Advertising	1,562,355	1,562,355	–
Rent expense	899,698	899,698	–
Salaries and wages	6,324,741	6,324,741	–
Other general and administrative expenses	4,494,102	4,496,854	2,752
Total operating expenses	19,127,664	19,135,251	7,587

Income from operations	1,146,093	1,138,506	(7,587)

Other income (expense):
Other income (loss)	36,292	39,694	3,402
Gain (loss) on exchange	40,824	38,341	(2,483)
Interest income	19,524	19,529	5
Interest expense	(1,452,592)	(1,452,592)	–
Total other income (expense)	(1,355,952)	(1,355,028)	924

Net loss before provision for income taxes	(209,859)	(216,522)	(6,663)
Provision for (benefit from) income taxes	(15,135)	(15,135)	–
Net loss	$(194,724)	$(201,387)	$(6,663)

Net loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.00)
Weighted average number of common
shares outstanding, basic and diluted	27,275,889	27,275,889

F-22